UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

APPOINTMENT OF EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
SIGNATURES

EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

Infosys (NYSE: INFY) today announced the appointment of David D. Kennedy as Executive Vice President and General Counsel for the company with effect from November 1, 2014. David D. Kennedy will also be the Executive Officer of the Company for the purposes of SEC Reporting. He will be based out of Palo Alto, California.

Prior to joining Infosys, between 2012 and 2014, David D. Kennedy, was JDA Software Group, Inc.’s Executive Vice President Corporate Secretary and Chief Legal Officer. Prior to JDA Software, he was General Counsel and Corporate Secretary at Better Place Inc., a company that built infrastructure networks for electric vehicles. From 2007 to 2009, Mr. Kennedy served as the General Counsel and Secretary for Business Objects S.A. From 1998 to 2007, Mr. Kennedy served in various leadership roles within the legal department of a number of IBM business units, which included responsibilities in IBM’s PC, sales, services and networking groups. He received a Bachelor of Science degree in Business Administration and has his J.D. from the University of Connecticut School of Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Dr. Vishal Sikka

Date: November 4, 2014	Dr. Vishal Sikka Chief Executive Officer